Exhibit 99.4

9 July 2019

Not for release to U.S. wire services or distribution in the United States

Dear Eligible Shareholder

Pro rata non-renounceable entitlement offer to raise approximately A$6 million

On 9 July 2019, Immutep Limited (Immutep or Company) (ACN 009 237 889) announced an equity raising to raise approximately $10 million consisting of a 1 for 11.8 pro rata non-renounceable entitlement offer of 287,169,348 new ordinary shares in Immutep (New Shares) to raise ~$6 million (Entitlement Offer) and a placement of 190,476,191 new ordinary shares in Immutep to institutional investors to raise $4 million (Placement) (together, the Immutep Equity Raising).

The Placement was offered to institutional investors in Australia, New Zealand and selected overseas jurisdictions and was completed on 8 July 2019 having attracted strong support.

Importantly, the Entitlement Offer provides you with the ability to:

•	subscribe for New Shares up to your entitlement;

•	subscribe for New Shares up to your entitlement and apply for additional New Shares in excess of your entitlement; or

•	do nothing, in which case you will receive no value for your entitlement.

Details of the Entitlement Offer are set out in the entitlement offer booklet prepared by the Company in connection with the Entitlement Offer (Offer Booklet) which was released on the Australian Securities Exchange (ASX) on 9 July 2019. A copy of the Offer Booklet is available to Eligible Shareholders on the Company’s offer website at www.immutep.com or by calling the Company’s Share Registrar offer information line on 1300 737 760 (from within Australia) or +61 2 9290 9600 (from outside of Australia) between Monday to Friday, 8.30am to 5.30pm. Eligible Shareholders will be mailed an Offer Booklet together with an Entitlement and Acceptance Form on 17 July 2019.

Entitlement Offer eligibility

The record date for the Entitlement Offer is 7.00pm (Sydney, Australia time) on 12 July 2019 (Record Date). The Entitlement Offer is open to Eligible Shareholders, being persons who:

•	are registered as a holder of fully paid ordinary shares in Immutep (Shares) on the Record Date;

•	have a registered address on the Company’s share register in Australia or New Zealand;

•	are not in the United States, are not US persons (as defined in Rule 902(k) of the US Securities Act of 1933) and are not acting for the account or benefit of US persons; and

•

are eligible under all applicable laws to receive an offer under the Entitlement Offer without a prospectus, disclosure document, product disclosure statement or any lodgement, filing, registration or qualification.

ME_162085320_1

We are sending you this letter because, according to our records, you are an Eligible Shareholder. It is up to you to determine whether you are an Eligible Shareholder (having regard to the criteria noted above) before returning your personalised entitlement and acceptance form to participate in the Entitlement Offer. If you believe you are not an Eligible Shareholder, then you should call the Company using the details outlined above and inform them of your ineligibility.

Key information regarding the Entitlement Offer is as follows:

New Shares issued under the Entitlement Offer will be offered at A$0.021 per New Share (Offer Price). The Offer Price represents a discount of approximately 16% to the closing price of the Shares as traded on ASX on 4 July 2019 (being the last day of trading before Immutep announced the Entitlement Offer) and a 14.3% discount to the theoretical ex-rights price1.

Eligible Shareholders who take up their entitlement in full under the Entitlement Offer may also apply for additional New Shares at the Offer Price in excess of their entitlement in accordance with the terms and conditions set out in the Offer Booklet (Additional New Shares).

The Entitlement Offer is being managed and underwritten by Bell Potter Securities Limited (Bell Potter). Bell Potter will be paid certain fees by Immutep in connection with its role as lead manager and underwriter to the Entitlement Offer. Details of these fees are set out in the Appendix 3B which was lodged by Immutep with ASX on 9 July 2019.

Following the completion of:

(a)	the Entitlement Offer (assuming the Entitlement Offer is fully subscribed), Immutep will have issued an additional approximately 287,169,348 New Shares; and

(b)	the Placement, Immutep will have issued an additional 190,476,191 Shares,

and will have 3,866,243,835 Shares in total on issue at that time.

Use of proceeds

The net proceeds raised from the Immutep Equity Raising will be used to fund clinical development, manufacturing and the cost of regulatory affairs as well as general working capital purposes.

Actions required by Eligible Shareholders

Shareholders whose registered address is outside Australia or New Zealand will not be eligible to participate in the Entitlement Offer (Ineligible Shareholders).

Eligible Shareholders may do any one of the following:

•	take up all or part of their entitlement;

•	take up all of their entitlement and apply for Additional New Shares in excess of their entitlement; or

•	do nothing, in which case an Eligible Shareholder will not receive any value for their entitlements.

If you decide to take up all or part of your Entitlement (or take up your Entitlement and apply for Additional New Shares), there are two alternate ways you can pay our application monies:

•	via BPAY® by following the instructions on the Entitlement and Acceptance from which accompanies the Offer Booklet; or

•	post to the Company’s share registry your completed Entitlement and Acceptance form, along with your application moneys by cheque, bank, draft or money order.

Other information

Offers of New Shares will be made under the Offer Booklet. Eligible Shareholders should carefully consider the Offer Booklet before deciding to apply for New Shares under the Entitlement Offer. A copy of the Offer Booklet is available to Eligible Shareholders from the Company’s website at www.immutep.com or by calling the Company’s Share Registrar offer information line on 1300 737 760 (from within Australia) or +61 2 9290 9600 (from outside of Australia) from 8.30am to 5.30pm Monday to Friday.

[1]

The theoretical ex-rights price (TERP) is a theoretical price at which Shares should trade immediately after the ex-date of the Entitlement Offer. The TERP is a theoretical calculation only and the actual price at which Shares trade immediately after the ex-date for the Entitlement Offer will depend on many factors and may not be equal to TERP. TERP is calculated by reference to Immutep’s closing price of $0.025 per Share on 4 July 2019 (being the last trading day prior to Immutep entering trading halt).

ME_162085320_1

Key dates

Other key dates for shareholders are as follows:

Entitlement Offer announced	9 July 2019

Entitlement Offer ex-date	11 July 2019

Entitlement Offer record date	7.00pm (AEST) on 12 July 2019

Entitlement Offer opens	16 July 2019

Offer Booklet sent to Eligible Shareholders	17 July 2019

Entitlement Offer closes	5.00pm (AEST) on 30 July 2019

Issue of New Shares and Additional New Shares	6 August 2019

Despatch of confirmation of issue	7 August 2019

Normal trading of New Shares and Additional New Shares expected to commence on ASX	7 August 2019

The above timetable is indicative only and subject to change. All times and dates refer to Sydney, Australia time. The Company reserves the right, subject to the Corporations Act 2001 (Cth), the ASX Listing Rules and other applicable laws, to vary the dates of the Entitlement Offer without prior notice, including extending the closing date for the Entitlement Offer or accepting late applications, either generally or in particular cases, or to withdraw the Entitlement Offer without prior notice. Applicants are encouraged to submit their personalised Entitlement and Acceptance Forms to participate in the Entitlement Offer as soon as possible. No cooling-off rights apply to applications submitted under the Entitlement Offer.

On behalf of Immutep, I invite you to consider this investment opportunity and thank you for your ongoing support of Immutep.

Yours sincerely

Dr Russell J Howard

Chairman

Immutep Limited

This letter is not a prospectus or offering document under Australian law or under any other law. No action has been or will be taken to register, qualify or otherwise permit a public offering of the New Shares or Shares in any jurisdiction outside Australia. This letter is for information purposes only and does not constitute or form part of an offer, invitation, solicitation, advice or recommendation with respect to the issue, purchase or sale of any New Shares or Shares in Immutep. This notice does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The New Shares or the Shares have not been and will not be registered under the US Securities Act of 1933 (the US Securities Act) or the securities laws of any state or other jurisdiction of the United States. Accordingly, the entitlements may not be taken up by, and the New Shares and Shares may not be offered or sold in the United States, to any US person or to any person acting for the account or benefit of a US person unless they are registered under the US Securities Act or unless they are offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and any applicable U.S. state securities laws. The New Shares to be offered and sold in the Entitlement Offer and the Shares to be offered and sold in the Placement may only be offered and sold outside the United States in “offshore transactions” (as defined in Regulation S under the US Securities Act) to non-US persons in reliance on Regulation S under the US Securities Act.

The provision of this document is not, and should not be considered as, financial product advice. The information in this document is general information only, and does not take into account your individual objectives, taxation position, financial situation or needs. If you are unsure of your position, please contact your accountant, tax advisor, stockbroker or other professional advisor.

ME_162085320_1	Page 3